Exhibit 99.1

Financial News

CIBC Announces Third Quarter 2020 Results

Toronto, ON – August 27, 2020 – CIBC (TSX: CM) (NYSE: CM) today announced its financial results for the third quarter ended July 31, 2020.

Third quarter highlights

	Q3/20	Q3/19	Q2/20	YoY Variance	QoQ Variance

Reported Net Income	$1,172 million	$1,398 million	$392 million	-16%	+199%

Adjusted Net Income (1)	$1,243 million	$1,415 million	$441 million	-12%	+182%

Reported Diluted Earnings Per Share (EPS)	$2.55	$3.06	$0.83	-17%	+207%

Adjusted Diluted EPS (1)	$2.71	$3.10	$0.94	-13%	+188%

Reported Return on Common Shareholders’ Equity (ROE)	12.1%	15.5%	4.0%

Adjusted ROE (1)	12.9%	15.6%	4.5%

Common Equity Tier 1 Ratio	11.8%	11.4%	11.3%

“We delivered solid financial results in the third quarter as our team maintained a tireless focus on our clients, helping make their ambitions a reality during a period of disruption for many,” said Victor G. Dodig, CIBC President and Chief Executive Officer. “The continued execution of our strategy and ongoing investments in our business, as well as disciplined expense management, have contributed to our resilience and positioned us well for the evolving macroeconomic environment. Our entire team is engaged and committed to supporting our clients and communities.”

Results for the third quarter of 2020 were affected by the following items of note aggregating to a negative impact of $0.16 per share:

•	$70 million ($51 million after-tax) increase in legal provisions; and
•	$26 million ($20 million after-tax) amortization of acquisition-related intangible assets.

Our Common Equity Tier 1 ratio was 11.8% at July 31, 2020 compared with 11.3% at the end of the prior quarter. CIBC’s leverage ratio at July 31, 2020 was 4.6%.

Core business performance(2)

Canadian Personal and Business Banking reported net income of $508 million for the third quarter, down $150 million or 23% from the third quarter a year ago. Excluding items of note, adjusted net income(1) was $510 million, down $150 million or 23% from the third quarter a year ago mainly due to lower revenue as implications from the COVID-19 pandemic continue to impact the business. Revenue was lower due to changes in the interest rate environment, lower client transaction activity, and interest rate relief provided to our credit card clients as part of the CIBC client relief programs offered to support our clients through the pandemic.

Canadian Commercial Banking and Wealth Management reported net income of $320 million for the third quarter, down $24 million or 7% from the third quarter a year ago, primarily due to a higher provision for credit losses. Pre-provision earnings(1) were relatively stable compared with the third quarter a year ago. Deposit and loan volume growth in commercial banking was more than offset by lower margins and lower fee revenue in both commercial banking and wealth management. Lower expenses were primarily driven by lower revenue-based variable compensation, partially offset by the impact of hiring in client-facing roles.

U.S. Commercial Banking and Wealth Management reported net income of $62 million for the third quarter, down $111 million or 64% from the third quarter a year ago. Excluding items of note, adjusted net income(1) was $77 million, down $106 million or 58% from the third quarter a year ago, due to a higher provision for credit losses. Pre-provision earnings(1) were up $23 million or 10% from the third quarter a year ago. Higher revenue was primarily driven by volume growth, increased asset management fees, and the impact of foreign exchange translation, partially offset by margin compression. Lower non-interest expenses reflect lower business development costs due to the impact of the COVID-19 pandemic, partially offset by the impact of foreign exchange translation.

Capital Markets reported net income of $392 million for the third quarter, up $157 million or 67% from the third quarter a year ago, primarily due to higher revenue, partially offset by higher non-interest expenses and a higher provision for credit losses. Pre-provision earnings(1) were up 62% from a year ago, driven by higher revenue across interest rate and commodities trading, lower credit and funding valuation adjustments, higher financing activities, corporate banking and underwriting revenue. These increases were partially offset by lower advisory and foreign exchange trading revenue.

Credit quality

Provision for credit losses was $525 million for the third quarter, up $234 million or 80% from the third quarter a year ago, with higher provisions for credit losses on both performing loans and impaired loans as a result of the impact of the COVID-19 pandemic and continued pressure on oil prices.

(1)	For additional information, see the “Non-GAAP measures” section. Pre-provision earnings is revenue net of non-interest expenses and is a non-GAAP measure.
(2)

Certain prior period information has been revised due to enhancements made to our transfer pricing methodology. See the “External reporting changes” section of our Report to Shareholders for the third quarter of 2020 for additional details.

CIBC Third Quarter 2020 News Release	1

Non-GAAP measures

We use a number of financial measures to assess the performance of our business lines. Some measures are calculated in accordance with GAAP (IFRS), while other measures do not have a standardized meaning under GAAP, and accordingly, these measures may not be comparable to similar measures used by other companies. Investors may find these non-GAAP measures useful in understanding how management views underlying business performance.

Management assesses results on a reported and adjusted basis and considers both as useful measures of performance. Adjusted results remove items of note from reported results and are used to calculate our adjusted measures. Adjusted measures represent non-GAAP measures.

For a more detailed discussion on our non-GAAP measures, see page 13 of the 2019 Annual Report, as updated by the “Non-GAAP measures” section of our Report to Shareholders for the third quarter of 2020 to reflect the changes that we made in the first quarter of 2020 (see the “External reporting changes” section of our Report to Shareholders for the third quarter of 2020 for additional details regarding these changes).

The following table provides a reconciliation of GAAP (reported) results to non-GAAP (adjusted) results.

	For the three months ended			For the nine months ended
$ millions	2020 Jul. 31	2020 Apr. 30	2019 Jul. 31	2020 Jul. 31	2019 Jul. 31

Operating results – reported

Total revenue	$4,708	$4,578	$4,732	$14,141	$13,839

Provision for credit losses	525	1,412	291	2,198	884

Non-interest expenses	2,702	2,704	2,670	8,471	8,018

Income before income taxes	1,481	462	1,771	3,472	4,937

Income taxes	309	70	373	696	1,009

Net income	1,172	392	1,398	2,776	3,928

Net income (loss) attributable to non-controlling interests	2	(8)	6	1	17

Net income attributable to equity shareholders	1,170	400	1,392	2,775	3,911

Diluted EPS ($)	$2.55	$0.83	$3.06	$6.02	$8.61

Impact of items of note (1)

Revenue

Purchase accounting adjustments (2)	$-	$-	$(8)	$-	$(27)

Impact of items of note on revenue	-	-	(8)	-	(27)

Expenses

Amortization of acquisition-related intangible assets (3)	(26)	(57)	(27)	(110)	(81)

Transaction and integration-related costs as well as purchase accounting adjustments (4)	-	-	(2)	-	2

Restructuring charge (5)	-	-	-	(339)	-

Increase in legal provisions (6)	(70)	-	-	(70)	-

Charge for payment made to Air Canada (7)	-	-	-	-	(227)

Impact of items of note on expenses	(96)	(57)	(29)	(519)	(306)

Total pre-tax impact of items of note on net income	96	57	21	519	279

Transaction and integration-related costs and purchase accounting adjustments (2)(4)	-	-	(2)	-	(7)

Amortization of acquisition-related intangible assets (3)	6	8	6	20	19

Restructuring charge (5)	-	-	-	89	-

Increase in legal provisions (6)	19	-	-	19	-

Charge for payment made to Air Canada (7)	-	-	-	-	60

Impact of items of note on income taxes	25	8	4	128	72

Total after-tax impact of items of note on net income	71	49	17	391	207

Impact of items of note on diluted EPS ($)	$0.16	$0.11	$0.04	$0.88	$0.46

Operating results – adjusted (8)

Total revenue (9)	$4,708	$4,578	$4,724	$14,141	$13,812

Provision for credit losses	525	1,412	291	2,198	884

Non-interest expenses	2,606	2,647	2,641	7,952	7,712

Income before income taxes	1,577	519	1,792	3,991	5,216

Income taxes	334	78	377	824	1,081

Net income	1,243	441	1,415	3,167	4,135

Net income (loss) attributable to non-controlling interests	2	(8)	6	1	17

Net income attributable to equity shareholders	1,241	449	1,409	3,166	4,118

Adjusted diluted EPS ($)	$2.71	$0.94	$3.10	$6.90	$9.07

(1)	Reflects the impact of items of note on our adjusted results as compared with our reported results.
(2)

Includes the accretion of the acquisition date fair value discount on the acquired loans of The PrivateBank, shown as an item of note from the fourth quarter of 2017 to the fourth quarter of 2019, recognized in U.S. Commercial Banking and Wealth Management.

(3)	Amortization of acquisition-related intangible assets is recognized in the SBU of the acquired business or Corporate and Other. A summary is provided in the table below.

Canadian Personal and Business Banking (pre-tax)	$(2)	$(2)	$(2)	$(6)	$(6)
Canadian Personal and Business Banking (after-tax)	(2)	(1)	(2)	(5)	(5)
U.S. Commercial Banking and Wealth Management (pre-tax)	(21)	(23)	(22)	(66)	(66)
U.S. Commercial Banking and Wealth Management (after-tax)	(15)	(17)	(16)	(48)	(49)
Corporate and Other (pre-tax)	(3)	(32)	(3)	(38)	(9)
Corporate and Other (after-tax)	(3)	(31)	(3)	(37)	(8)

(4)

Transaction costs include legal and other advisory fees and interest adjustments relating to the obligation payable to dissenting shareholders. Integration costs are comprised of direct and incremental costs incurred as part of planning for and executing the integration of the businesses of The PrivateBank (subsequently rebranded as CIBC Bank USA) and Geneva Advisors with CIBC, including enabling cross-sell opportunities and expansion of services in the U.S. market, the upgrade and conversion of systems and processes, project management, integration-related travel, severance, consulting fees and marketing costs related to rebranding activities. Purchase accounting adjustments, shown as an item of note from the fourth quarter of 2017 to the fourth quarter of 2019, include changes in the fair value of contingent consideration relating to the Geneva Advisors and Wellington Financial acquisitions. These items are recognized in Corporate and Other.

(5)

Restructuring charge associated with ongoing efforts to transform our cost structure and simplify our bank. This charge consists primarily of employee severance and related costs and was recognized in Corporate and Other.

(6)	Recognized in Corporate and Other.
(7)	Charge for a payment made to Air Canada, including related sales tax and transaction costs, to secure our participation in its new loyalty program recognized in Canadian Personal and Business Banking.
(8)	Adjusted to exclude the impact of items of note.
(9)

Excludes TEB adjustments of $51 million (April 30, 2020: $46 million; July 31, 2019: $46 million) and $146 million for the nine months ended July 31, 2020 (July 31, 2019: $131 million). Our adjusted efficiency ratio is calculated on a TEB.

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The table below provides a summary of adjusted results by SBU(1).

$ millions, for the three months ended		Canadian Personal and Business Banking	Canadian Commercial Banking and Wealth Management	U.S. Commercial Banking and Wealth Management	Capital Markets	Corporate and Other	CIBC Total

2020	Reported net income (loss)	$508	$320	$62	$392	$(110)	$1,172

Jul. 31	After-tax impact of items of note (1)	2	-	15	-	54	71

	Adjusted net income (loss) (2)	$510	$320	$77	$392	$(56)	$1,243

2020	Reported net income (loss)	$203	$206	$18	$137	$(172)	$392

Apr. 30	After-tax impact of items of note (1)	1	-	17	-	31	49

	Adjusted net income (loss) (2)	$204	$206	$35	$137	$(141)	$441

2019	Reported net income (loss)	$658	$344	$173	$235	$(12)	$1,398

Jul. 31 (3)	After-tax impact of items of note (1)	2	-	10	-	5	17

	Adjusted net income (loss) (2)	$660	$344	$183	$235	$(7)	$1,415

$ millions, for the nine months ended

2020	Reported net income (loss)	$1,328	$862	$249	$864	$(527)	$2,776

Jul. 31	After-tax impact of items of note (1)	5	-	48	-	338	391

	Adjusted net income (loss) (2)	$1,333	$862	$297	$864	$(189)	$3,167

2019	Reported net income (loss)	$1,688	$982	$503	$724	$31	$3,928

Jul. 31 (3)	After-tax impact of items of note (1)	172	-	29	-	6	207

	Adjusted net income (loss) (2)	$1,860	$982	$532	$724	$37	$4,135

(1)	Reflects the impact of items of note described above.
(2)	Non-GAAP measure.
(3)	Certain prior period information has been revised. See the “External reporting changes” section of our Report to Shareholders for the third quarter of 2020 for additional details.

Making a difference in our communities

Part of being a genuinely caring bank means taking care of people and organizations that keep our communities strong. This quarter we continued to respond to the effects of the COVID-19 pandemic by recognizing the sacrifice of frontline health care workers by launching the following two initiatives:

•

CIBC’s Future Heroes Bursary program to help post-secondary students realize their ambitions of pursuing a career in health care by awarding a $2,500 bursary to 250 students across Canada over the next two years.

•

Over 19,000 nominations were received by CIBC’s Holidays for Heroes program which invited Canadians to nominate frontline health care workers to receive a total of 30 million Aventura® travel rewards points to use to recharge and reconnect with family.

We also continued to support a more inclusive society by:

•

Announcing additional specific measures at CIBC to combat anti-Black systemic racism, including representation goals for Black executives, and playing an active role in leading change across the industry through the role of CIBC’s President and CEO, Victor G. Dodig as co-Chair of the BlackNorth Initiative.

•

Celebrating the LGBTQ+ community through Pride month, Persons with Disabilities through Global Accessibility Awareness Day and National AccessAbility Week, and Indigenous Peoples through National Indigenous History Month and National Indigenous People’s Day.

The Board of Directors of CIBC reviewed this news release prior to it being issued. CIBC’s controls and procedures support the ability of the President and Chief Executive Officer (CEO) and the Chief Financial Officer (CFO) of CIBC to certify CIBC’s third quarter financial report and controls and procedures. CIBC’s CEO and CFO will voluntarily provide to the U.S. Securities and Exchange Commission a certification relating to CIBC’s third quarter financial information, including the unaudited interim consolidated financial statements, and will provide the same certification to the Canadian Securities Administrators.

All amounts are in Canadian dollars and are based on financial statements prepared in compliance with International Accounting Standard 34 Interim Financial Reporting, unless otherwise noted.

A NOTE ABOUT FORWARD-LOOKING STATEMENTS

From time to time, we make written or oral forward-looking statements within the meaning of certain securities laws, including in this news release, in other filings with Canadian securities regulators or the U.S. Securities and Exchange Commission, in other reports to shareholders, and in other communications. All such statements are made pursuant to the “safe harbour” provisions of, and are intended to be forward-looking statements under applicable Canadian and U.S. securities legislation, including the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements are typically identified by the words “believe”, “expect”, “anticipate”, “intend”, “estimate”, “forecast”, “target”, “objective” and other similar expressions or future or conditional verbs such as “will”, “should”, “would” and “could”. By their nature, these statements require us to make assumptions and are subject to inherent risks and uncertainties that may be general or specific. Given the continuing impact of the coronavirus (COVID-19) pandemic and the expectation that oil prices will remain well below year-ago levels, there is inherently more uncertainty associated with our assumptions as compared to prior periods. A variety of factors, many of which are beyond our control, affect our operations, performance and results, and could cause actual results to differ materially from the expectations expressed in any of our forward-looking statements. These factors include: the occurrence, continuance or intensification of public health emergencies, such as the COVID-19 pandemic, and any related government policies and actions; credit, market, liquidity, strategic, insurance, operational, reputation, conduct and legal, regulatory and environmental risk; currency value and interest rate fluctuations, including as a result of market and oil price volatility; the effectiveness and adequacy of our risk management and valuation models and processes; legislative or

CIBC Third Quarter 2020 News Release	3

regulatory developments in the jurisdictions where we operate, including the Organisation for Economic Co-operation and Development Common Reporting Standard, and regulatory reforms in the United Kingdom and Europe, the Basel Committee on Banking Supervision’s global standards for capital and liquidity reform, and those relating to bank recapitalization legislation and the payments system in Canada; amendments to, and interpretations of, risk-based capital guidelines and reporting instructions, and interest rate and liquidity regulatory guidance; the resolution of legal and regulatory proceedings and related matters; the effect of changes to accounting standards, rules and interpretations; changes in our estimates of reserves and allowances; changes in tax laws; changes to our credit ratings; political conditions and developments, including changes relating to economic or trade matters; the possible effect on our business of international conflicts and terrorism; natural disasters, disruptions to public infrastructure and other catastrophic events; reliance on third parties to provide components of our business infrastructure; potential disruptions to our information technology systems and services; increasing cyber security risks which may include theft or disclosure of assets, unauthorized access to sensitive information, or operational disruption; social media risk; losses incurred as a result of internal or external fraud; anti-money laundering; the accuracy and completeness of information provided to us concerning clients and counterparties; the failure of third parties to comply with their obligations to us and our affiliates or associates; intensifying competition from established competitors and new entrants in the financial services industry including through internet and mobile banking; technological change; global capital market activity; changes in monetary and economic policy; general business and economic conditions worldwide, as well as in Canada, the U.S. and other countries where we have operations, including increasing Canadian household debt levels and global credit risks; our success in developing and introducing new products and services, expanding existing distribution channels, developing new distribution channels and realizing increased revenue from these channels; changes in client spending and saving habits; our ability to attract and retain key employees and executives; our ability to successfully execute our strategies and complete and integrate acquisitions and joint ventures; the risk that expected synergies and benefits of an acquisition will not be realized within the expected time frame or at all; and our ability to anticipate and manage the risks associated with these factors. This list is not exhaustive of the factors that may affect any of our forward-looking statements. These and other factors should be considered carefully and readers should not place undue reliance on our forward-looking statements. Additional information about these factors can be found in the “Management of risk” section of our 2019 Annual Report, as updated by our quarterly reports. Any forward-looking statements contained in this news release represent the views of management only as of the date hereof and are presented for the purpose of assisting our shareholders and financial analysts in understanding our financial position, objectives and priorities and anticipated financial performance as at and for the periods ended on the dates presented, and may not be appropriate for other purposes. We do not undertake to update any forward-looking statement that is contained in this news release or in other communications except as required by law.

Conference Call/Webcast

The conference call will be held at 8:00 a.m. (ET) and is available in English (416-340-2217, or toll-free 1-800-806-5484, passcode 1028175#) and French (514-392-1587, or toll-free 1-800-898-3989, passcode 7008374#). Participants are asked to dial in 10 minutes before the call. Immediately following the formal presentations, CIBC executives will be available to answer questions.

A live audio webcast of the conference call will also be available in English and French at www.cibc.com/ca/investor-relations/quarterly-results.html.

Details of CIBC’s fiscal 2020 third quarter results, as well as a presentation to investors, will be available in English and French at www.cibc.com, Investor Relations section, prior to the conference call/webcast. We are not incorporating information contained on the website in this news release.

A telephone replay will be available in English (905-694-9451 or 1-800-408-3053, passcode 4865749#) and French (514-861-2272 or 1-800-408-3053, passcode 2686343#) until 11:59 p.m. (ET) September 27, 2020. The audio webcast will be archived at www.cibc.com/ca/investor-relations/quarterly-results.html.

About CIBC

CIBC is a leading North American global financial institution with 10 million personal banking, business, public sector and institutional clients. Across Personal and Business Banking, Commercial Banking and Wealth Management, and Capital Markets businesses, CIBC offers a full range of advice, solutions and services through its leading digital banking network, and locations across Canada, in the United States and around the world. Ongoing news releases and more information about CIBC can be found at https://www.cibc.com/en/about-cibc/media-centre.html

For further information:

Investor Relations: Financial analysts, portfolio managers and other investors requiring financial information may contact:

Geoff Weiss, SVP	416-980-5093	geoffrey.weiss@cibc.com

Media Enquiries: Financial, business and trade media may contact:

Erica Belling	416-594-7251	erica.belling@cibc.com
Tom Wallis	416-980-4048	tom.wallis@cibc.com

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